UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. __)*

LCA-Vision Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

501803 20 9
(CUSIP Number)

June 3, 2009
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐   Rule 13d-1(b)

☒   Rule 13d-1(c)

☐  Rule 13d-1(d)

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

     CUSIP No.                                       501803 20 9
1		NAMES OF REPORTING PERSONS: Eduardo Baviera Sabater
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Spain
NUMBER OF	5	SOLE VOTING POWER 668,074
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER
EACH REPORTING PERSON WITH	7	SOLE DISPOSITIVE POWER 668,074
	8	SHARED DISPOSITIVE POWER
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 668,074
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.6%
12	TYPE OF REPORTING PERSON IN

CUSIP No.                            501803 20 9
1		NAMES OF REPORTING PERSONS: Julio Baviera Sabater
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Spain
NUMBER OF	5	SOLE VOTING POWER 669,698
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER
EACH REPORTING PERSON WITH	7	SOLE DISPOSITIVE POWER 669,698
	8	SHARED DISPOSITIVE POWER
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 669,698
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.6%
12	TYPE OF REPORTING PERSON IN

     CUSIP No.                            501803 20 9
1		NAMES OF REPORTING PERSONS: Inversiones Telesan BV
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Netherlands
NUMBER OF	5	SOLE VOTING POWER 668,074
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER
EACH REPORTING PERSON WITH	7	SOLE DISPOSITIVE POWER 668,074
	8	SHARED DISPOSITIVE POWER
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 668,074
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.6%
12	TYPE OF REPORTING PERSON CO

     CUSIP No.                            501803 20 9
1		NAMES OF REPORTING PERSONS: Investment Ballo Holding BV
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Netherlands
NUMBER OF	5	SOLE VOTING POWER 669,698
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 669,698
WITH	8	SHARED DISPOSITIVE POWER
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 669,698
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.6%
12	TYPE OF REPORTING PERSON CO

Explanatory Note

This Schedule 13G relating to the Common Stock of LCA-Vision Inc., is being filed pursuant to Rule 13d-1(h) under the Securities Exchange Act of 1934, as amended, since the Reporting Persons have determined that the provisions of paragraph (e), (f) and (g) of Rule 13d-1 no longer apply.

Item 1.

(a)	Name of Issuer:

LCA-Vision Inc.

(b)	Address of Issuer’s Principal Executive Offices:

7840 Montgomery Road, Cincinnati, Ohio 45236

Item 2.

(a)    Name of Person(s) Filing:

Eduardo Baviera Sabater
Julio Baviera Sabater
Inversiones Telesan BV
Investment Ballo Holding BV

(b)    Address of Principal Business Office, or, if None, Residence:

Paseo de la Castellana 20
28046 Madrid, Spain

(c)    Citizenship or Place of Organization:

Eduardo Baviera Sabater - Spain
Julio Baviera Sabater – Spain
Inversiones Telesan BV - Netherlands
Investment Ballo Holding BV - Netherlands

(d)    Title of Class of Securities:

Common Stock, $0.001 par value

(e)    CUSIP Number:

501803 20 9

Item 3.	If This Statement is Filed Pursuant to Rule §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

The Reporting Persons are not listed in Items 3(a) through 3(k).

Item 4.    Ownership.

(a)   Amount Beneficially Owned:

The responses of the Reporting Persons to Rows 5 through 9 and 11 on pages 2, 3, 4 and 5 are incorporated herein by reference.

(b)   Percentage of Class:

The responses of the Reporting Persons to Row 11 on pages 2, 3, 4 and 5 are incorporated herein by reference.

(c)   Number of Shares to which such person has:

(i)           sole power to vote or direct the vote
(ii)          shared power to vote or direct the vote
(iii)         sole power to dispose or to direct the disposition of
(iv)         shared power to dispose or to direct the disposition of

The responses of the Reporting Persons to Rows 5 through 8 on pages 2, 3, 4 and 5 are incorporated herein by reference.

Item 5.  Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable.

Item 8.  Identification and Classification of Members of the Group:

Not applicable.

Item 9.  Notice of Dissolution of Group:

Not applicable.

Item 10.  Certifications

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 12, 2009

/s/ Eduardo Baviera Sabater
Eduardo Baviera Sabater

/s/ Julio Baviera Sabater
Julio Baviera Sabater

INVERSIONES TELESAN BV

By: /s/ Eduardo Baviera Sabater
Name: Eduardo Baviera Sabater
Title: Director

INVESTMENT BALLO HOLDING

By: /s/ Julio Baviera Sabater
Name: Julio Baviera Sabater
Title: Director